

July 25, 2014

<u>Via E-mail</u>
Gary R. Martino
Chief Financial Officer
Tangoe, Inc.
35 Executive Blvd.
Orange, Connecticut 06477

> **Re:** **Tangoe, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 12, 2014**
> **File No. 001-35247**

Dear Mr. Martino:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 76</u>

1. We note that you provide implementation services associated with recurring technology and services engagements. Please tell us whether the implementation services have standalone value and are considered a separate unit of account.

2.   We note that you offer implementation, strategic consulting and other services in conjunction with the Matrix Solution Suite. Please tell us whether you account for these arrangements as multiple element arrangements. If you do, please tell us how you allocate the considerations to deliverables in these arrangements, and your consideration for disclosing the significant factors, inputs, assumptions and methods used to allocate the considerations. Refer to ASC 605-25-50-2.

Note 6. (Loss) Income per Share Applicable to Common Stockholders, page 91

3.   We note that you did not include a reconciliation of the denominator of the diluted (loss) income per share computation in your footnote disclosure. Please tell us how you considered disclosing a reconciliation of the "weighted-average common shares outstanding" to the "weighted-average common shares used to compute diluted (loss) income per share". Refer to ASC 260-10-50-1(a) and ASC 260-10-55-52.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 9. Stockholders' Equity

Restricted Stock Units, page 20

4.   We note you granted certain restricted stock units that appear to have performance conditions associated with vesting and that compensation costs for these units is recognized on a straight-line basis over the vesting period. Please tell us whether these awards have graded vesting features and your consideration for the guidance in ASC 718-10-35-8 and 718-20-55-26 in accounting for these awards.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief